EXHIBIT 99.1

O2Micro announces agreement with Feit Electric

GEORGE TOWN, Grand Cayman, Oct. 30, 2019 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced that O2Micro has entered into a strategic agreement with Feit Electric Company, Inc., a leading supplier of lighting products.  This agreement enables Feit Electric to fully utilize O2Micro’s patented Free Dimming™ technology in its general lighting products.

Dr. Yung Lin, Executive Vice President of Intelligent Lighting at O2Micro, commented, "We believe Feit Electric is well positioned in the lighting market to significantly expand the use of our Free Dimming technology in both the residential and industrial lighting markets.”

“O2Micro’s innovative and patented Free Dimming technology is an important lighting control technology that we are pleased to use in our products,” said Aaron Feit, Chief Executive Officer of Feit Electric.

About O2Micro:

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Feit Electric Company, Inc.:

Feit Electric Company, Inc. is a lighting company committed to bringing energy efficient lighting products to market at reasonable prices under the FEIT ELECTRIC brand and private label brands in retailers throughout the United States.  Founded in 1978, Feit is based in Pico Rivera, California.  For more information on Feit Electric’s product line, visit www.feit.com.

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com